Lagardère *Groupe SCA*

→ *Press release*

LAGARDERE SCA RECURRING EBIT (BEFORE ASSOCIATES) UP 25.4% IN THE FIRST HALF OF 2005

LAGARDERE MEDIA RECURRING EBIT (BEFORE ASSOCIATES)
UP 10.8% IN THE FIRST HALF OF 2005
(UP 13.8% BEFORE STOCK OPTION PLAN COSTS)

FULL-YEAR GUIDANCE FOR LAGARDERE MEDIA RECURRING EBIT (BEFORE ASSOCIATES)
GROWTH REVISED UPWARDS TO BETWEEN "5% AND 9%"

At its meeting on September 14, 2005, the Supervisory Board reviewed the consolidated financial statements of **LAGARDERE SCA** for the six months ended June 30, 2005, as presented by Arnaud Lagardère, General Partner, and by Philippe Camus and Pierre Leroy, Co-Managing Partners.

The 2005 first-half consolidated financial statements are prepared in accordance with international financial reporting standards (IFRS). Pro forma 2004 IFRS financial statements are also provided for comparative purposes.

Highlights:

- Lagardère Media net sales up 6.6% at €3,734.5m (up 2.8% on a like-for-like basis).
- Lagardère Media recurring EBIT before associates up 10.8% at €195m after stock option plan costs, rising to 13.8% before stock option plan costs.
- Further debt reduction: net bank debt (excluding EADS and T-Online) of €1,122m, versus €1,699m at December 31, 2004.
- Guidance on growth in recurring EBIT before associates raised to between "5% and 9%", compared with the previous guidance of "4% to 8%".

CONSOLIDATED NET SALES

Consolidated net sales for the six months ended June 30, 2005 amounted to €6,152m, compared with €5,692m for the first half of 2004, an increase of 8.1%.

- **Like-for-like growth of 2.8% in Lagardère Media net sales**

  First-half net sales at **Lagardère Media** came to €3,734.5m, up 2.8% on a like-for-like basis.

  The Books division reported an exceptional performance, with like-for-like sales up by 7.2%. General Literature and Part-Works achieved particularly strong growth over the first six months of the year. The consolidation of British publisher Hodder Headline added €106.2m to first-half net sales.
  The Lagardere Active division achieved a substantial 12.2% rise in like-for-like sales thanks to a fine start to the year in TV production and broadband, despite slower growth in radio.
  The Press business, which increased like-for-like sales by 0.6%, had a tough start to the year due to weak advertising markets and the negative effect of publication date timings.
  The Hachette Distribution Services division reported modest sales growth (1.2.% like-for-like), mainly as a result of unfavorable first-half comparatives for Spanish operations.

- **Robust growth in EADS net sales**

  The figure shown on the **"EADS"** line represents 15.09% of the revenues generated by EADS in the period, compared with 15.04% in the first half of 2004.

  EADS reported a 10.4% increase in consolidated revenues in the first half of 2005 relative to the same period of 2004. All divisions recorded growth. Airbus benefited from the recovery in the aeronautics cycle, making 189 deliveries, compared with 161 in the same period of 2004. Growth for the other divisions was largely driven by progress on current major defense programs: the A400M military transport aircraft, the Eurofighter combat aircraft, and the NH90 and Tigre military helicopters. The Space division was boosted by accelerated production on the Ariane5 launcher program.

RECURRING EBIT BEFORE ASSOCIATES

Lagardère SCA is continuing to simplify and clarify the presentation of its financial statements. The bulk of the Group's corporate costs, previously included in "Other Activities", are now mostly recharged to individual operating divisions.
This will automatically lead to an increase in net income from "Other Activities", and a matching decrease in net income from the divisions.
Recurring EBIT before associates and EBIT as reported by the Lagardère Group will be unaffected.
The 2004 figures in this press release have been restated to provide meaningful comparatives.

- **Solid growth in Lagardère Media recurring EBIT before associates**

Lagardère Media contributed €195m in the six months ended June 30, 2005, 10.8% higher than in the first half of 2004 after stock option plan costs. Excluding stock option plan costs (€10m in the first half of 2005, vs €4m in the first half of 2004), growth was 13.8%.

The Books division turned in another very fine performance, with recurring EBIT before associates increasing by 58% to €53m. Growth was driven by the contribution from General Literature and the success of part-works internationally. Another factor was the contribution from Hodder Headline, which amounted to some €10m over the period.

Lagardere Active also performed very well, with recurring EBIT before associates rising by 13.8% to €34m. TV production and theme channels were the main drivers of growth after a fine start to the year. Radio, after a good first quarter, was hampered by tough conditions in the advertising market and unflattering comparatives. As anticipated, costs associated with investment in broadband showed a slight increase.

The Distribution business reported a slight decline in recurring EBIT before associates of 1%, to €40m. This was largely due to a slowdown in Spain, reflecting tough comparatives. The first half of 2004 had a huge boost from the impact of the royal wedding on newspaper and magazine sales, and part-works sales also reached exceptionally high levels. The first half of 2005 saw a return to more sustainable (but nonetheless satisfactory) levels of sales. In addition, the decline in music sales had an adverse effect on Virgin. On the other hand, all the division's other businesses reported growth.

First-half recurring EBIT before associates for the Press division was €68m, down 6% compared with the same period of 2004. A number of factors contributed to this trend:

- As expected, the Press division continued its policy of investing in new title launches during the first half of 2005. This policy, which began in the first half of 2004, is starting to bear fruit, with Choc!, Public and Psychologies Magazine all performing well. However, the investment in new titles is continuing to depress the division's margins.
- The advertising market proved tougher than expected in the period, despite a revival in France and the United States during the second quarter.
- The Group lost a custom publishing contract with Philip Morris in the United States, accounting for just over half of the first-half drop in recurring EBIT before associates.

- **Strong growth in recurring EBIT at EADS**

In the first half of 2005, **EADS** was proportionately consolidated in the **LAGARDERE SCA** financial statements at a rate of 15.09%.
The **EADS** financial statements have been restated to bring them into line with the accounting policies applied by the **LAGARDERE** group.

EADS achieved recurring EBIT before associates of €221m in the first half of 2005, 46% up on the first half of 2004.
This substantial increase reflects an increase in Airbus deliveries (189, vs 161), ongoing recovery at the Space division, and an improved performance at Defense & Security. EADS has reiterated its 2005 full-year growth targets. However, second-half earnings are likely to be much lower, due to the combined effect of an acceleration in R&D spend and the arrival at maturity of much less favorable currency hedges.

- **Overall, recurring EBIT before associates for the Lagardère Group was €415m, against €331m in the first half of 2004, an increase of 25.4%.**

NON-RECURRING ITEMS

Non-recurring items represented a net loss of €3m, or €5m for Lagardère excluding EADS.

INCOME FROM ASSOCIATES

Income from associates came to €52m, compared with €39m in the first half of 2004.
Lagardère Media and Other Activities combined rose by 3% to €33m. *Canal*Sat made a contribution of €27m, compared with €25m in the first half of 2004.

EBIT advanced by 28.6% to €464m. The contribution from Lagardère excluding EADS rose by 3.7% to €222m.

NET INTEREST EXPENSE BY DIVISION

Consolidated net financial expense for the first half of 2005 amounted to €33m, compared with €41m for the first half of 2004.
Net interest expense for Lagardère excluding EADS fell only slightly (€22m for the first half of 2005, against €24m for the first half of 2004), despite a marked reduction in net debt; this was because in the first half of 2004, the Group capitalized the interest on the debt contracted to finance the acquisition of the Editis assets sold in September 2004.

INCOME TAXES

Income tax expense for the Group as a whole was €121m, compared with €100m in the first half of 2004, reflecting the increase in EBIT.

MINORITY INTERESTS in net profit came to €43m (vs €28m) due to the rise in operating profits.

Consolidated net profit for the period totaled €267m, compared with €192m in the first half of 2004. Consolidated net profit for **Lagardère Media and Other Activities** rose from €129m in the first half of 2004 to €142m in the first half of 2005.

€m	H1 2005			H1 2004		
	LAGARDÈRE MEDIA & OTHER ACTIVITIES	EADS	TOTAL LAGARDÈRE GROUP	LAGARDÈRE MEDIA & OTHER ACTIVITIES	EADS	TOTAL LAGARDÈRE GROUP
Net sales	**3,734**	**2,418**	**6,152**	**3,502**	**2,190**	**5,692**
Recurring EBIT before associates	**194**	**221**	**415**	**180**	**151**	**331**
Non-recurring items	(5)	2	(3)	2	(11)	(9)
Income from associates	33	19	52	32	7	39
EBIT	**222**	**242**	**464**	**214**	**147**	**361**
Net interest expense	(22)	(11)	(33)	(24)	(17)	(41)
Income taxes	(42)	(79)	(121)	(47)	(53)	(100)
Net profit before minority interests	**158**	**152**	**310**	**143**	**77**	**220**
Minority interests	16	27	43	14	14	28
Net profit	**142**	**125**	**267**	**129**	**63**	**192**

DEBT

At June 30, 2005, net bank debt stood at €410m, giving a gearing ratio of 8.3%.
Excluding EADS and T-Online, net debt was €1,122m.
This net debt figure is calculated before payment of the €2 one-off extra dividend in early July 2005.

NET CASH GENERATED BY OPERATING AND INVESTING ACTIVITIES

In the six months to June 30, 2005, cash flow (net cash flow from operations plus or minus net cash flow from investing activities) generated by **Lagardère Media and Other Activities** showed a very marked improvement, from a net outflow of €207m in the first half of 2004 to a net inflow of €528m in the first half of 2005. The difference reflects:

- stronger cash flow from operations, which increased by €43m year on year;
- a reduction of nearly €100m in investments in property, plant and equipment, intangibles and financial assets;
- the gain on disposal of the investment in T-Online, €582m.

OUTLOOK

The Books division is set for a good year in 2005 overall, though the strong growth achieved in the first half should not be extrapolated over the year as a whole. The second half is strongly weighted towards sales in Education, a segment experiencing weak growth, while comparatives with the exceptional second half of 2004 will be tough in General Literature (the Dan Brown effect) and part-works.

For the Press division, a marked improvement in the second half looks unlikely at this stage, with conditions in the advertising market still difficult. The loss of the Philip Morris contract is expected to have a similar negative effect to that seen in the first half. Overall, recurring EBIT before associates is likely to show a drop in the second half, before returning to significant growth in 2006.

In Distribution, results should be helped by more favorable growth rate comparatives in Spain and by a drive to rationalize operating costs.

At Lagardere Active, visibility remains poor in radio. The first-half performance of the TV production business cannot be extrapolated over the full year.

Based on these prospects for the second half, and the satisfactory first-half operating performance, we are able to raise our guidance on growth in recurring EBIT before associates for the media business (including Hodder Headline) from our previous figure of between "4% and 8%".
Our revised full-year growth guidance is now in the range "5% to 9%", using the same parameters as were adopted in March 2005:

- euro/dollar exchange rate of 1.30
- excluding the impact of stock options
- excluding the impact of investment costs related to Digital Terrestrial Television

Paris, September 14, 2005

The Lagardère group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The group also has interests in the high technology sector via a 15.09% interest in EADS.
The group posted revenues of €12,296m in 2004, and employs nearly 47,300 people in over 40 countries.
The Lagardère group is listed on the Premier Marché of the Paris Bourse.

Press Contacts:

Thierry FUNCK-BRENTANO — tel: +33 (0)1.40.69.16.34
e-mail: tfb@lagardere.fr

Arnaud MOLINIE — tel: +33 (0)1.40.69.16.72
e-mail: amolinie@lagardere.fr

Investor Relations:

Laurent CAROZZI — tel: +33 (0)1.40.69.18.02
e-mail: lcarozzi@lagardere.fr

LETTER
TO OUR SHAREHOLDERS

APRIL 2005

LAGARDERE

"Where there's a will, we pave the way"

■ EDITORIAL

Solid growth in operating income, strong progress at Hachette Livre

■ With effect from January 1, 2004, we have consolidated the Editis assets that we were able to retain: Larousse, Dalloz, Dunod and Armand Colin in France, Chambers and Harraps in the UK, and Anaya in Spain. This contributed an extra €342m to 2004 net sales.

■ Hodder Headline (UK), acquired from WH Smith in September 2004, has been consolidated since October 1, 2004, adding €61m to 2004 net sales.

■ The pace of growth in operating income remained very robust, both for the Books division (19.7% growth, before the impact of Editis and Hodder Headline) and Lagardere Active (80%). These were exceptional performances, made possible by strong growth in General Literature and Part-Works in the Books division and by a surge in radio/TV advertising and restructuring measures at Lagardere Active. The contribution from the Distribution division rose by 6.7%.

■ Our aggressive launch policy (Public and Choc), coupled with tough market conditions in France and Italy, affected operating income in the Press Division, which fell by 2.3% on a reported basis but held steady at a constant dollar exchange rate.

■ The EADS contribution to consolidated net sales rose by 6.3% to €4,795m, thanks to fine performances from the Airbus division (on an increase in aircraft deliveries and a more favorable product mix) and the Space division.

In the year ended December 31, 2004, Lagardère Media posted net sales of €8,594m, an increase of 8.2% (or 3.3% on a like-for-like basis). Operating income for the Media business made solid progress, advancing to €516m, representing a rise of 10.3% on a like-for-like basis (20.9% on a reported basis). This was at the top end of the guidance announced in September 2004 of "between 7% and 10%". In the consolidated financial statements, the EADS contribution to operating income increased by 36% to €361m in 2004, compared with €232m in 2003. Lagardere SCA consolidated net income was up 14.4% at €382m.

Gearing (the ratio of net debt to equity) fell to 9%, versus 21% at end 2003.

Early in 2005, we unwound our cross-shareholdings with Canal + in Multithématiques and Lagardère Thématiques. Multi-thématiques is now 100% owned by Canal +, while Lagardère Thématiques is virtually 100% owned by Lagardère. We also sold 64.2 million shares in T-Online.

The Managing Partners will ask the General Meeting of the shareholders to approve a dividend of €1 per share, reflecting the robust financial position of Lagardère SCA and its confidence in its ability to deliver in terms of future performance. They will also ask the General Meeting to approve a one-off dividend of €2 per share, in order to pass on to the shareholders some of the gain arising on the sale of the T-Online shares in early 2005.

The opening months of 2005 have been fairly uneventful for the advertising market. In general, visibility remains poor, and offers no prospect of any change in trends over the next few months given uncertainty about the timing and nature of economic recovery.

Consequently, our guidance for growth in Lagardère Media operating income for 2005 are "between 4% and 8%" based on French accounting principles, excluding the impact of any investment in digital terrestrial TV and assuming an exchange rate of $1.3 to €1. ■

■ 2004 ANNUAL RESULTS

We remind you that the documents put at the disposal of the market on the occasion of the publication of the 2004 Annual Results can be consulted on the Lagardère website at the following address: www.lagardere.com/us/annuels2004/

Lagardère Media operating income up 20.9%
Growth forecasts for 2005 operating earnings between "4% and 8%"


Net sales by business segment
€13,216 M
€12,434 M
€12,454 M
€13,389 M
4,339
782
8,095
4,339
8,095
4,510
7,944
4,795
8,594
2002 published
2002 pro forma *
2003
2004
Lagardère Media
EADS
Other activities
Automotive
* Excl. Automotive
Operating income by business segment
€440 M
€433 M
€671 M
€865 M
63
7
385
(15)
63
385
(15)
12
232
427
361
516
(12)
2002 published
2002 pro forma*
2003
2004

CONSOLIDATED NET SALES

Lagardère SCA's consolidated sales rose 7.5%, to €13,389 million, against €12,454 million in 2003. On a like-for-like basis, **Lagardère Media** posted sales of €8,594 million (+3.3%) and growth in each of its businesses. Book publishing turned in a notable performance, including a pro-forma rise in sales of 6.4%. Hachette Livre got a boost from the mid-year consolidation of the Editis business it retained (+€342 million) and from one quarter of Hodder Headline operations (+€61 million). The Press business posted growth of 1.7% (+1.1% in 2003). Hachette Distribution Services grew 2%, with the impact of its growth in Europe (excluding France) being limited by sluggish business in France and the United States. Lagardere Active had a record year, posting an increase in sales of 12.8%. The contribution of **EADS** to consolidated sales is also up by 6.3%, or €4,795 million.

CONSOLIDATED OPERATING INCOME

Lagardère Media's operating earnings grew by 20.9% to €516 million (up 10.3% excluding Editis and Hodder Headline). Its operating margin crept up from 5.4% in 2003 to 6.0% in 2004 (counting assets retained from Editis and Hodder Headline). Hachette Livre turned in another very healthy performance in virtually every publishing segment, posting an operating margin of 12.1% (11.1% in 2003) and achieving its medium-term target three years ahead of schedule. Lagardere Active continues to improve rapidly and reported record operating earnings of €49 million (€27 million in 2003). HDS' operating results hit €98.3 million, up 6.7%. HFM posted operating earnings of €196 million, down 2.3% from 2003; had it not been for the negative impact of the US dollar, which lost 9% of its value in relation to the 2004 euro, operating results would have been stable. In addition, **EADS** significantly boosted its contribution to Lagardère's consolidated operating results, increasing it by €361 million vs. €232 million in 2003. **In all, Lagardère SCA's consolidated operating earnings totalled €865 million**, compared to €671 million in 2003.

DEBT REDUCTION

At December 31, 2004, net bank debt amounted to €383m,
a significant improvement on the figure at end December 2003 (€882m).

DIVIDEND

The Managing Partners will ask the General Meeting of the shareholders to approve distribution of **a dividend of €1 per share**, compared with the €0.90 dividend paid out of 2003 profits. This proposed dividend reflects the robust financial position of **LAGARDERE SCA**, and its confidence in its ability to deliver in terms of future performance. The Managing Partners will also ask the General Meeting of the shareholders to approve distribution of **a one-off extra dividend of €2**, reflecting the group's determination to pass on to shareholders some of the gains arising on the sale of T-Online shares early in 2005. Finally, the Managing Partners will ask the General Meeting of the shareholders to set the payment date of the €1 dividend at May 19, 2005, and the payment date of the €2 one-off extra dividend for the start of July 2005.

OUTLOOK

Arnaud Lagardère noted that for the year in progress: **"Our growth forecasts for 2005 operating earnings based on the French GAAP are between 4% and 8%. We usually have good news to report, and that is certainly true this year since it is the sixth year in a row that we've posted double-digit operating earnings, whether in very good, very bad or average business environments. That's what I call solid results."** ■

CHINA AWAKENS

Creation of APEP
On 1st March 2005, HFM and Socpresse formed an Economic Interest Group, APEP, for the purpose of negotiating their paper procurement contracts.

A new women's magazine, *Yellow*, has been launched in the Czech Republic.

Match du Monde, a new bimonthly for readers who want the "big picture" on the world, is now out. First stop: Brazil.

Elle Interior has some new spin-offs in Sweden, where it is launching Elle *Interior Summerhome* and *Elle Interior Kitchen & Bath.*

Déco Mag, the first all-shopping decorating magazine, is back on newsstands: the next two issues will be out on 24 March and 30 August.

Launches of *Elle Slovenia* (March); *Elle Serbia* and *Elle Decoration in Turkey* in April.


PREMIERE
HARRY POTTER

At the movies
Film monthly *Première* has a new format: it will have richer content at a lower price of only 2 euros. *Première* is the leading film magazine in France, with total distribution of 191,597 copies and an audience of 1.5 million readers in 2004, plus a total audience of 6 million readers thanks to its international network.

HFM, the first international press group to invest in the Chinese market, is looking at some very healthy growth prospects

The thunderclap sounded in 1988, when the first foreign magazine to be published in China with an occidental brand on its cover rolled off the printing presses. Its name: *Elle*. With the publication of its premier women's magazine, HFM became the first international press group to enter a vast market that is strategically important for every company the world over. Since then, five other titles – all monthlies – have penetrated the huge Chinese market, including *Car & Driver, Woman's Day, Marie Claire, 25 ans* and *Elle Decoration* (plus *Elle, Car & Driver* and three consumer magazines in Hong Kong), and more are sure to follow. Autumn 2005 could well be one of the most dynamic periods in HFM's expansion. There is talk of highly probable launches for *Photo* and *Psychologies Magazine.* The projection for the new launches in coming years is as follows: the popular science magazine *Quo*, followed by *Elle Girl*, *Premiere*, a men's magazine along the lines of *Men's Club*, *Bon Voyage* and *Femina.* The 200 HFM employees at its three sites in Shanghai, Beijing and Guangzhou are toiling away like bees while waiting for the Chinese authorities to give them the green light.


marie claire
FASHION+BEAUTY


家居廊
DECORATION

China is a strategic market for HFM, so it is important to win and keep the government's trust, through non-commercial initiatives for example.



Now well known to the authorities, HFM was a sponsor of the Ping Yao Photo Festival and introduced a free, five-year training plan for Chinese editors to teach them capitalist management and how to publish magazines, a type of periodical that was underdeveloped on the mainland.

Faced with a whole raft of societal changes as well as the entry on the market and upsurge of such competitors as *Cosmo-politan*, *Madame Figaro*, *Bazaar* and *L'Officiel* plus various Japanese and Korean press groups, HFM decided to be more aggressive and to strive to hold its lead. "We aim to double our sales, which reached 25 million euros in 2004, within three years," says Cao Weiming, managing director of HFM China. How? By expanding the national coverage of existing titles, which are still heavily concentrated in the 10 main towns (including Beijing, Shanghai and Guangzhou, which together have a mere 40 million inhabitants!), and by banking on the upcoming launch of new titles, since advertising revenues on existing magazines are excellent. ■

A gargantuan market:

- 1.3 billion inhabitants.
- 360 million consumer households.
- 9.5% economic growth in 2004 (and a 7% increase is expected in 2005).
- 8,000 press titles in 2004 (down 10% over 2003).
- 10% of press titles targeted the general public in the early 90s: today the figure is 50%.
- Magazines account for 3% of the advertising market, which means they have enormous growth potential.
- HFM China's teams: 60 people in 2001; 200 as of early 2005.



A momentous record The monthly magazine *Entrevue* added another chapter to its success story when it posted record sales for its 150th issue: over 650,000 copies sold in France, or a circulation of 720,000 for the issue – a perfect gift for the magazine's birthday!



A Clockwork Orange lives again The Spanish magazine *Fotogramas* has launched a collection of magnificently illustrated theme books. Called *Fotogramas Annals of Cinema*, these volumes will draw on the magazine's extensive photo archives. The first title, penned by the noted critic Sergi Sánchez, is called *Los 70: Cine, Sexo y Rock 'n' roll.* That pretty much says it all...

A WORLD TOUR OF EXPLOITS

Guinness World Records celebrates its 50*th* birthday



*See pages 152, 76, 103, 146 and 32 for the answers.

What were the contents of the first e-mail? How much does the world's biggest pumpkin weigh? What is the world's most expensive photograph? Which solid has the lowest density? What is the "world record for grocery cart relay races"?* You can find all the answers to these varied, serious and fanciful questions in the *Guinness World Records.* The 288-page reference lists thousands of records—3,380 to be exact—as it takes you on a world tour of the most amazing feats performed by people and nature. *Guinness World Records* has nine main topic sections, subdivided into smaller ones. Readers can dip into "incredible voyages" in the People section, "languages and literature" under Art & Media and, of course, a hefty Sports chapter.

50 years

Published in 100 countries and translated into 23 languages, *Guinness World Records* sells more than 3.5 million copies a year and constitutes a record in itself, with sales of over 100 million copies since its creation. For its 50th birthday—the first edition went on sale on 27 August 1955— *Guinness World Records* sports a "golden" cover and has added hundreds of new illustrated records, plus interviews with famous record-holders and a chapter devoted to the topic of "how the world has changed since 1955". ■

CELEBRATING THE SCIENCES

2005 is the World Year of Physics

DUNOD ÉDITEUR DE SAVOIRS

Dunod, which has been showcasing the field for 200 years, is right in the thick of things with the "Dunod mini-site" and, of course, various publications (50 of the 450 books it will publish this year deal with the subject). Two highlights have already been penciled in: the sixth Printemps des Sciences festival (April-June), hosted through 300 bookstores, and the launch of a "back-to-college" campaign in September-October. Dunod will also sponsor a special initiative for the occasion, "involving the fields of physics and engineering sciences and offering 10,000 euros' worth of physics books to 10 major universities in developing countries."

Année mondiale de la PHYSIQUE 2005

BÉCASSINE

The oldest female member of the comic book club



© Lebiok Delienne



Bécassine, the first female comic book character, was "born" on 2 February 1905! In honour of her 100th birthday, Gautier Languereau has just published a 168-page tribute to the famous Brittany native, called *Bécassine, une légende du siècle.*

A previously unpublished Bécassine book – *Les Petits Ennuis de Bécassine*, which brings together all the strips that appeared in *La Semaine de Suzette* in 1948 – came out at the same time. ■



Chocolate chic
Les Sept péchés du chocolat (Hachette Pratique), a sumptuous luxury book packed with recipes and photos, gives a "chocolate twist" to the seven deadly sins.



Week-end in Rome
Da Vinci Code protagonist Robert Langdon is back in the French version of *Angels and Demons* (Lattès), the new adventure by Dan Brown, whose *Da Vinci Code* has sold more than 29 million copies worldwide. After Paris and Leonardo da Vinci, prepare yourself for Rome and Galileo! Already at the top of the bestseller list, *Angels and Demons* is a runaway success, with a print run of 600,000 copies and distribution of 500,000.

Wonders of the world
In honour of its 10th birthday, the *Voir* collection has just published a brand new, large-format book entitled *Les 200 plus beaux sites du monde.* A coffee table book of the world's 200 most beautiful places (most of which appear on the UNESCO world heritage list), the book features a two-page spread of each site, complete with a 3D architectural drawing and many photos.

The Nicolas Hulot Foundation is the moving force behind the creation of a new collection at Editions Fayard. Its goal is to "alert the general public to environmental problems".

ACROSS THE CHANNEL

AELIA abroad

Aelia has opened its first sales outlet outside France, in Belfast International Airport (Northern Ireland). The 500-sq.m store offers travellers a very complete range of goods, including alcohol, perfume, a Virgin corner, a Guiness corner and a brand new concept, Bijoux Terner, which is dedicated to fashion accessories.
Furthermore HDS subsidiary inaugurated a second point of sale in the UK in January. Located in the Luton Airport near London, this Aelia store opened for business in an existing space; however, remodelling work is already scheduled for next June. ■



Heading East
HDS CIS, HDS' retail business in Russia, opened its first two stores in Khimki, north of Moscow, in the Mega Mall 2, the biggest shopping mall in Central and Eastern Europe. Two Inmedio stores, one specializing in print media and another offering a mix of products, were created in collaboration with HDS Polska. HDS CIS plans to open 185 points of sale by 2009, half under the Relay banner and the other half under the Inmedio name.

Relay has opened its first store in a Romanian rail station – the 17th HDS store in Romania.

The Great Canadian News

The Great Canadian News store chain has been named the best magazine and newspaper store by the readers of *Eye Magazine*, a general and cultural news weekly published throughout the Toronto, Canada area. This is the second time Great Canadian News has been so honoured since *Eye Magazine* introduced the award. Located on major thoroughfares and in shopping centres, Great Canadian News is a chain of stores developed and operated by HDS Retail North America in Canada. ■

The virginmega.fr site had a successful December, with 500,000 titles downloaded.

VIRGIN

The 35th Virgin Megastore opens at Saint-Quentin-en-Yvelines

HDS' new cultural- and entertainment-products outlet occupies 1,800 sq.m on a single level, nearly one-third of which is dedicated to books. It goes without saying that this new store has tens of thousands of product listings in stock: 40,000 book listings, 17,000 items in the music department and nearly 4,000 stationery-supply articles, not to mention the thousands of DVD and multimedia listings. The concept of this Megastore reflects evolving trends: the traditional concept has been profoundly updated by devoting more surface area to books and supplies, creating specific thematic areas and locating the book section at the store's entrance. A tremendous effort was made to create a warm, relaxed atmosphere – through the use of individual wooden check-out counters, for instance. The furniture and fixtures are "strategically and harmoniously arranged" to ensure that all products are "within easy reach of customers." The result is a sure-fire crowd-pleaser: the preliminary feedback is excellent and the Megastore's debut has "surpassed all expectations." ■

VirginMega has introduced a prepaid download card that sells for €9.99 at Virgin Megastores. The card can be used to download a complete album's worth (10 titles) of tracks from among the 600,000 available at the site. www.virginmega.fr



A new Virgin Megastore was inaugurated inSeptember in the Gare de Lyon rail station in Paris. Open Monday through Saturday, 6 a.m. to 10 p.m., the 200 sq. m retail outlet stocks all the usual Megastore items, including books, music, videos, multimedia products, show tickets, etc. ■

New stores for HDS RNA
HDS Retail North America has opened two new stores in Vaughan, Ontario: a Great Canadian News Co. outlet that sells newspapers, magazines and snacks, and a "$15 boutique" store in the same shopping centre. The latter concept offers fashion accessories.



SERIAL LEADERS

Lagardere Active channels stay on top in the children's and music niches; and Filles TV is an unqualified success

The first thing that jumps out in the results of the eighth MediaCabSat[1] (cable and satellite TV ratings) sweep is that Lagardere Active Publicité is still the leader in the "top consumer targets". Results for Active channels are as follows: Canal J ranks third among cable and satellite channels, all age groups included, and is the top-rated children's channel among 4- to 10-year-olds (+0.6% in a year) and 4- to 14-year-olds (+0.3%). TiJi, the second-rated children's channel among 4- to 10-year-olds, has also made gains, adding 1% in that age group in a year. Meanwhile, Filles TV, which debuted last September is already an unqualified success: the top-rated special-interest channel for girls 11-24 with an audience share of 3.3%, it also ranks third among 15- to 24-year-olds with an audience share of 1.6%! In music, MCM is France's top music channel for the 10th consecutive year, and the favourite channel of 15- to 24-year-olds for the third year in a row. Its two little sisters turned in solid results as well, with MCM Top pulling in 50% more viewers and MCM Pop 25% more in just one year. Finally, Match TV confirmed its results for its primary targets, notably 25- to 59-year-olds and its weekly coverage. ■

(1) Source: MédiaCabSat - Médiamétrie, September 2004 - February 2005 period


ÇA TOURNE!

ACTION!

Success in 2004

It's another busy year for Lagardere Active's audiovisual branch. Scripted films and videos, documentaries and miniseries. Lagardere Active was the top producer of prime-time comedy and drama on non-cable channels in 2003-2004 for the third consecutive season, logging 87 hours of airtime. It is also the top producer of scripted shows for two channels: TF1, with 44 hours annually, and Arte, with 7.5. A recent ranking of comedy and drama producers lists three Lagardere Active production houses in the top 12, based on cumulative audience: GMT Productions (*Julie Lescaut, D'Artagnan* et *les Trois Mousquetaires, Dans la tête du tueur*), DEMD Productions (*Joséphine, ange gardien* et *Le Proc*) et Aubes Productions. Many productions completed in 2004 will of course air this year, and they should be major viewing events. ■



SOUND AND LIGHT www.theblingtones.com www.blingtones.fr

BlingTones, the first music label for portable telephones, is branching out into Europe from the United States

Lagardere Active Broad-band, which has produced mobile content and services for three years, created the first hip-hop mobile music label dedicated to rap and R&B (the favourite musical genre of 12- to 25-year-olds) in the United States in 2004 through its subsidiary, Lagardere Active North America. Called BlingTones(1) it has already sold more than a million content units since its creation! BlingTones' concept is simple: sign the biggest rap and R&B producers and artists to create exclusive ringtones that are perfect for on-the-move listening. BlingTones is now moving from the United States into the European market; its launch in France is slated for April. Lagardere Active Broadband will soon shift its sights to other mobile communities and realms. And there are figures that suggest the label has a bright future: 70% of downloaded ringtones are rap and R&B; in 2004, three billion ringtones were downloaded worldwide. ■

(1) BlingTones ("Bling" is the sound made by rappers' jewellery!) is becoming a familiar name

Match TV channel (100% Lagardere Active) and 20th Century Fox have signed a multi-year umbrella agreement, effective through 2008, for the exclusive broadcast in France of 25 hours' worth of Hollywood biographies annually. Produced by Kevin Burns, the collection in question consists of original portraits spliced together from Fox archival footage and exclusive personal interviews.

Lagardere Active Publicité is now the advertising broker for the Arte channel.

Club-Internet has renewed the advertising brokerage contract for its portal with Lagardere Active Publicité for 2005. This is the fourth year in a row that it has done so.

Europe 1 won a prize in the Media category at the most recent Méribel commercial film festival for an advertising clip titled, *The Mother*.

Mezzo is producing an original musical chronicle in two parts (Mezzo Top Classical and Mezzo Favourites) with Autoroute FM.

A new Saturday morning broadcast – The New Morning Show- will premiere in May on Mezzo.

FIVE CONSECUTIVE YEARS OF SUCCESS

Rainer Hertrich and Philippe Camus presented the 2004 earnings report

EADS has bolstered its world leadership in the aerospace and defence sectors and surpassed its financial targets for the fifth straight year. Indeed, the company's operating EBIT* (operating earnings before goodwill amortization and exceptional items) totalled 2.4 billion euros for fiscal year 2004, up 58% over 2003. Its net earnings were 1.03 billion euros, up 60%; its operating margin rose from 5.1% to 7.7%; and its net cash position improved 31%, to 4.1 billion euros. Sales finished at 31.8 billion euros, compared to 30.1 billion in 2003. The main engines of EADS' performance were Airbus and defence work, which grew by 8%. Had the US dollar exchange rate remained constant, sales would have risen 7%. EADS' Space division also managed to break even again, right on schedule; its 2004 EBIT of 10 million euros (compared to -400 million in 2003) sets the stage for a future based on solid growth. Orders taken remain significantly higher than sales, at 44.1 billion euros. EADS' order book, meanwhile, has grown almost 3%, to 184.3 billion euros.

At their fifth and last annual press conference, Philippe Camus and Rainer Hertrich, EADS' CEOs, described themselves as being "proud of EADS' quality results in the last five years, and of its immense growth potential. EADS has a brilliant financial future ahead of it, thanks to an increasingly better-balanced portfolio of aerospace and military work. Our earnings demonstrate the soundness of the strategy we opted for when EADS was created in 2000 and reflect a methodical industrial strategy, designed for the long term."

EADS expects its sales to climb to roughly 33 billion euros in 2005 (a 10% bump in defence work sales is expected this year), while its EBIT moves above the 2.6 billion euro mark (up 6%). ■

EADS uses EBIT, or Earnings Before Interest and Taxes, prior to goodwill amortization and exceptional items, as a key indicator of its financial performance

THE A380: WINGS OF DESIRE, MADE IN EUROPE

Official presentation of the biggest airliner in world history at Toulouse-Blagnac


AIRBUS

from left to right: Gerhard Schröder, Jacques Chirac, Manfred Bischoff, Arnaud Lagardère, Noël Forgeard, Richard Olver, Tony Blair, José Luis Rodriguez Zapatero and Enrique Martinez Robles.

On 18 January at Toulouse-Blagnac, with a crowd of over 5,000 guests looking on, Airbus president Noël Forgeard and his teams unveiled the "world's first true double-decker super-jumbo jet" at a ceremony held at the plane's final assembly site, which is named after Jean-Luc Lagardère. The prestigious ceremony was presided over by four heads of state and government: French President Jacques Chirac; Prime Minister Tony Blair of Great Britain and Northern Ireland; West German Chancellor Gerhard Schröder; and Spain's President José Luis Rodriguez Zapatero. Flanked by Arnaud Lagardère and Manfred Bischoff, Richard Olver (chairman of BAe Systems), Enrique Martinez Robles (Sepi president), the presidents of the A380's 14 customer airlines and eminent representatives from other airlines, the world of aviation and suppliers, the happy (and lucky) guests were treated to an exclusive viewing of the cream of European civil aviation, slated to go into service shortly. ■

LAGARDERE SHARE

LAGARDERE
relative to CAC 40 and DJ Stoxx Media
(from 1st January 1999 to 15 April 2005)

LAGARDERE
DJ STOXX MEDIA
CAC 40

(*) 100 Base at 1st January, 1999
Source: DATASTREAM


300
250
200
150
(*)100
50
0
1999
2000
2001
2002
2003
2004
2005

Stock Market	Stock Market Paris / Premier Marché - SRD
ISIN Code	FR0000130213
High (*)	€ 62.75
Low (*)	€ 53.00
Number of shares at 1st January, 2005	140,818,685
Market Capitalisation (€ billion)	8.25
Average daily trading volume (**)	712,463
Dividend for 2004 (***)	- fixing of the common share dividend at €1, to be paid on 19th May 2005 - distribution of an exceptional dividend of €2, to be paid on 6th July 2005

(*) since 1st January 2005 - (**) average from January to March 2005 - (***) proposed at General Shareholders Meeting on 10th May 2005, see the fourth resolution of the draft resolutions presented by the managing partners (http://www.lagardere.com/us/ag2005/utils/DocAG_chap5_us.pdf)

UPCOMING EVENTS

- **General Shareholders Meeting: Tuesday 10th May 2005, 10.00 am, Carrousel du Louvre, Paris**
For further information please go to: www.lagardere.com/us/ag2005

- Meetings with individual shareholders (subject to modifications):
Thursday 22nd September 2005: Rouen, Tuesday 15th November 2005: Dijon,
Thursday 24th November 2005: Lyon, Monday 28th November 2005: Nantes

SHAREHOLDERS CONSULTATIVE COMMITTEE

- With regards to the part renewal of the Shareholders Consultative Committee, new four members were selected:
Mrs Dominique Vigneron, Messrs Luc Delebecque, André Gosselet and Norbert Larue.

OLYMPIC GAMES





In early March, the Club des Entreprises Paris 2012 kicked off an advertising campaign featuring three major French sporting champions: Laure Manaudou (the Olympic 400-m freestyle champion, 800-m silver-medalist and 100-m backstroke bronze-medalist at the Athens Olympic Games), Laura Flessel (a five-time Olympic fencing medalist), and Tony Parker (a legendary basketball player with the San Antonio Spurs).

Air France, Sodexho and Publicis joined the Club des Entreprises Paris 2012 in mid-February. The three newcomers bring the number of companies in the Club to 17: Accenture, Accor, Airbus, Air France, Bouygues, Carrefour, Crédit Agricole, EDF, France Télécom, Lafarge, Lagardère, Publicis, RATP, Renault, Sodexho, Suez and VediorBis.

Contacts: Centre d'information des actionnaires de Lagardère SCA - 121 avenue de Malakoff - 75216 Paris Cedex 16 - France
Telephone: 33.1.40.69.20.73. **Internet:** www.lagardere.com/us **Financial Information:** www.lagardere.com/us/finance **E.mail:** lalettre@lagardere.fr

LAGARDERE

Lagardère

→ Press release

LAGARDERE SCA 2005 FIRST-HALF REVENUES: UP 8.1% ON A REPORTED BASIS

LAGARDERE MEDIA POSTS GROWTH OF 6.6% ON A REPORTED BASIS AND 2.8% ON A LIKE-FOR-LIKE BASIS (*)

In the first half of 2005, Lagardère Media revenues advanced by 6.6% on a reported basis. The reported figure was boosted by the consolidation of the activities of Hodder Headline, which lifted first-half revenues by €106.2m. The rise in the average exchange rate of the euro against the dollar had a negligible impact on first-half revenues.

Lagardère Media revenues rose by 2.8% on a like-for-like basis(*) in the first half of 2005.

Highlights of the second quarter of 2005 were:

- **Books – Another excellent performance by Hachette Livre, despite the expected slowdown in General Literature sales.**
- **Press – A good quarter, offsetting the negative effect of publication date timings in the early part of the year.**
- **Distribution Services – Better growth rate despite continuing tough comparatives in Spain.**
- **Lagardere Active – A good quarter, with a slowdown in TV Production (after an exceptional start to the year) and Radio, solid growth for theme channels, and very strong advances for the Broadband business.**

LAGARDERE SCA consolidated revenues (including EADS, up 10.4%), increased by 8.1% in the first half of 2005 to €6,152.1m.

	Revenues (€m)		Year-on-year growth (reported)	Year-on-year growth (restated, like-for-like) (*)
	H1 2005	*H1 2004 (IFRS proforma)*		
. LAGARDERE MEDIA	**3,734.5**	***3,501.9***	**6.6%**	**2.8%**
- Books	719.7	*574.7*	25.2%	7.2%
- Press	909.5	*907.9*	0.2%	0.6%
- Distribution Services	1,799.3	*1,751.5*	2.7%	1.2%
- Lagardere Active	306.0	*267.8*	14.3%	12.2%
. EADS	**2,417.6**	***2,190.3***	**10.4%**	N/A
LAGARDERE SCA	**6,152.1**	***5,692.2***	**8.1%**	N/A

(*) excluding changes in group structure and the impact of exchange rates
N/A: not available

LAGARDERE MEDIA

Revenue growth for the **"Lagardère Media"** business was 2.8% after excluding changes in group structure.

- **Hachette Livre**

  Hachette Livre includes revenues generated by the British publisher Hodder Headline, which contributed €106.2m of sales during the first half of 2005.
  On a like-for-like basis, revenues to end June 2005 rose by 7.2% (25.2% on a reported basis), slightly down on the first-quarter growth figure of 8.7%.

  The main trends in the second quarter of 2005 were as follows:

  - As expected, growth in General Literature slowed down as the Dan Brown effect ("Da Vinci Code" & "Angel & Demons") eased, but was nonetheless highly satisfactory. Among the best selling titles (other than Dan Brown books) were "Traité d'athéologie" by M. Onfray, "Le sourire aux larmes" by J.-P. Foucault, and the latest Umberto Eco, "La mystérieuse flamme de la reine Loana".
  - Part-works saw a further strong rise in sales.

  Other activities achieved growth slightly ahead of the market rate, especially in France.

- **Hachette Filipacchi Médias**

  Hachette Filipacchi Médias is facing tough market conditions, keeping like-for-like basis growth down to 0.6% (0.2% on a reported basis) over the first half.
  However, the division saw a slight uptrend between March and end June 2005, concentrated in the final month: to end March 2005, sales fell by 2.5% on a like-for-like basis.
  Second-quarter sales in France showed an improvement relative to the first quarter, but with a mixed picture:

  - Confirmation of the success of the new magazines "Choc!" and "Public", which shows no signs of weakening despite the launch of rival titles
  - Decline at "Télé7Jours" stemmed
  - Strong growth for "Elle", "Paris Match", "Psychologies" and "Entrevue"
  - Sluggish performance by the other titles

  Sales in the United States picked up in the second quarter, compensating for the weak first quarter.
  The situation in Italy, previously challenging, is now stabilizing, but growth remains negative.
  Japanese sales continue to disappoint, but the group's Russian and Chinese subsidiaries are posting substantial growth.

- **Hachette Distribution Services**

  Hachette Distribution Services posted 1.2% like-for-like growth in the first half (2.7% on a reported basis), an improvement on the first-quarter figure (0.4% like-for-like).
  This modest growth rate is still largely due to very tough comparatives for the Spanish business, which achieved organic growth of over 20% in the first half of 2004.

  Outside Spain, sales remained at satisfactory levels in the second quarter. Growth was driven by a recovery in air travel, and operations located in Eastern Europe and Australia saw above-average growth.

  The continuing decline in CD sales affected Virgin.

- **Lagardere Active**

  Lagardere Active revenues have shown strong growth since the start of the year, rising by 12.2% on a like-for-like basis and 14.3% on a reported basis. However, the rate of growth slowed relative to the first quarter (19.1% like-for-like), as TV Production returned to a recurring growth rate after the first-quarter spike.

  The main divisional trends in the first six months of the year were as follows:

  Radio – Slight decline of 1.1%, concentrated in the second quarter (3.9% growth in the first quarter), due to tough comparatives and a slowdown in the market. Europe 2 is affected by weakening audience figures.
  Television – TV Production returned to its recurring (and satisfactory) growth rate in the second quarter. This followed an exceptional first quarter, with billings up 62%. Over the first half as a whole, revenue growth was nonetheless a robust 30.5%. The theme channels again reported significant growth (10%, after 11% in the first quarter).
  Lagardere Active Broadband – Penetration has increased again, with like for like sales up 25%.

- **Outlook**

The strong growth achieved by the Books division should not be extrapolated over the year as a whole. Education sales are second half weighted, and should be impacted by the lack of major curriculum changes.
For the Press division, the advertising market is still tough, and at this stage offers little hope of a marked improvement in the second half.
In Distribution, the effect of the tough comparatives in Spain should fade in the second half.
For Lagardere Active, visibility remains poor in Radio. The performance of the TV Production business is still subject to uncertainty on the timing of billings, though the underlying trend remains favorable. Theme channels are set for a good year.

Overall, the 2005 first-half performance confirms our prudent stance for 2005 as a whole, after a very good 2004. It also validates our guidance on growth in Recurring EBIT before Associates for the Media business (including Hodder Headline), which we expect to be in the "4%-8%" range already announced, based on the same parameters:

- euro/dollar exchange rate of 1.30
- excluding the impact of stock options
- excluding the impact of investment costs related to Digital Terrestrial Television

EADS

The figure shown on the **"EADS"** line represents 15.09% of the revenues generated by EADS (versus 15.04% in 2004).

EADS reported a 10.4% increase in consolidated revenues in the first half of 2005 relative to the same period of 2004. All divisions recorded growth. Airbus benefited from the recovery in the aeronautics cycle, making 189 deliveries, compared with 161 in the same period of 2004. Growth for the other divisions was largely driven by progress on current major defense programs: the A400M military transport aircraft, the Eurofighter combat aircraft, and the NH90 and Tigre military helicopters. The Space division was boosted by accelerated production on the Ariane5 launcher program.

Note: transition to IFRS

The figures provided above were prepared under International Financial Reporting Standards (IFRS). The 2004 financial statements as restated under IFRS for comparative purposes were unveiled at a presentation on May 17, 2005.

Since February 1, 2005, investors have been able to access currently-available information on the impact of first-time adoption of IFRS by viewing a presentation posted in the "Financial Information" section of our website: http://www.lagardere.com/us.

Paris, July 27, 2005

The Lagardère group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products), and also has interests in the high technology sector via a 15.09% stake in EADS.
The group posted revenues of €12,296m in 2004, and employs 43,000 people in over 40 countries.
The Lagardère group is listed on the Premier Marché of the Paris Bourse.

Press Contacts

Thierry Funck-Brentano	tel. +33 1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 1 40 69 16 72	amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi	tel. +33 1 40 69 18 02	lcarozzi@lagardere.fr

Lagardère

→ Press release

EURO 2.2 BN MULTICURRENCY CREDIT FACILITY

Lagardère SCA has signed a € 2.2 billion multicurrency credit facility for general corporate purposes. This facility replaces the existing € 1.35 bn facility dated 2001 and the € 700 million facility dated 2003.

The syndication was launched at € 2 billion, then increased to € 2,2 billion after oversubscription.

The new facility has a 5 year maturity with two one-year extension options exercisable at Lagardère's request with the bank's approval at the end of the 1st and 2nd years. The initial spread is 0.20% and the initial commitment fee is 0.06%. The new facility provides better financial terms for Lagardère than the previous facility.

The syndication include 22 banks:

8 Mandated Lead Arrangers including 4 bookrunners (BR): Banco Bilbao Vizcaya Argentaria S.A., BNP Paribas (BR), Calyon (BR and Agent), Citibank International plc ("Citigroup") (BR), HSBC CCF (BR), J.P Morgan plc, Natexis Banques Populaires and SG Corporate & Investment Banking.

4 Arrangers :
CIC Credit Mutuel, ING, Mediobanca and Mizuho.

10 Co-Arrangers :
ABN Amro, Bank of China, Barclays, Bayerische Landesbank, CADIF, Deutsche Bank, Dresdner, IXIS-CIB, HypoVereinsbank, and Morgan Stanley.

Paris, June 24, 2005

The Lagardère group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The group also has interests in the high technology sector via a 15.10% interest in EADS.
The group posted revenues of €13,389.4m in 2004, and employs 43,000 people in over 40 countries.
The Lagardère group is listed on the Premier Marché of the Paris Bourse.

Press Contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr

HACHETTE Livre

PRESS RELEASE

Paris, June 22, 2005

Towards the creation of a major French legal publishing group: Proposed link-up between Editions Lefebvre Sarrut and Dalloz

Hachette Livre is planning to sell Editions Dalloz to Editions Lefebvre Sarrut. This link-up is set to take place gradually, allowing sufficient time for Dalloz to gain operational independence when it leaves the university and professional publications division of Hachette Livre, the book publisher. The employee representatives of the companies concerned will be consulted on this proposal before the transaction is completed.

For Hachette Livre, this transaction is motivated by the specificities of the professional legal publishing market, which is globally highly concentrated and managed by specialist groups.

Due to Hachette's position as a mass market publisher, these special features justify the proposed transaction with ELS which will be able to mobilise the resources needed to strengthen the market position occupied by Dalloz.

The Edition Dalloz product line is highly complementary to that of Editions Lefebvre Sarut, which currently have little market presence in the areas of administrative, civil, commercial and criminal law, and the business combination of ELS and Dalloz would lay the foundations for a new national publishing group that would be in a position to entertain new ambitions on a European scale. Furthermore, the successful 1999 merger of Editions Législatives and Editions Francis Lefebvre affords a guarantee for Dalloz of the respect of its identity and management autonomy.

*

*   *

Les Editions Lefebvre Sarrut were formed as the result of a merger in 1999 between Editions Francis Lefebvre and Editions Législatives. This family-owned publishing group has more than 1,100 employees and generated sales of EUR 215 million in 2004, EUR 148 million of which were derived from the legal publishing market in France (for publications in both digital and paper format).

Les Editions Dalloz, with sales of EUR 47.8 million for 2004, joined Hachette Livre after the split-off of Editis, where they formed part of the University and Professional Publications Division taken over by Hachette Livre, alongside Dunod and Armand Colin.

Hachette Livre Contact
Valérie Bignon   tel.: +33 (0)1 43 92 34 18   vbignon@hachette-livre.fr